 Exhibit 99.1

ANNUAL GENERAL MEETING 2021 OF VOXELJET AG

DECLARED VOTING RESULTS

                                                                                                                                                                                                                                  Percentages are approximate values.

Agenda Item	Object of the Resolution	Valid Votes Cast	% of the Share Capital	YES-Votes and % of the Votes Cast	NO-Votes and % of the Votes Cast	Proposal
No. 2	Resolution on the formal approval of the actions of the Management Board	423,182	7.17	417,076 98.56%	6,106 1.44%	yes
No. 3	Resolution on the formal approval of the actions of the Supervisory Board	1,257,674	21.31	1,251,416 99.50%	6,258 0.50%	yes
No. 4	Appointment of the auditor	1,264,136	21.42	1,261,263 99.77%	2,900 0.23%	yes
No. 5	Resolution on the approval of the system of remuneration for the Management Board members	420,562	7.13	410,256 97.55%	10,306 2.45%	yes
No. 6	Resolution on the remuneration of the Supervisory Board members	1,255,379	21.28	1,245,035 99.18%	10,344 0.82%	yes
No. 7	Resolution on the cancellation of the Authorized Capital (Authorized Capital 2019), the creation of a new Authorized Capital (Authorized Capital 2021) with authorization to exclude subscription rights; amendment of the Articles of Association	1,262,192	21.39	1,226,931 97.21%	35,261 2.79%	yes

No. 8

Resolution on the cancellation of the resolution of the Annual General Meeting of 30 June 2020 (Item 6) on the authorization to issue bonds with warrants and/or convertible bonds and to exclude the subscription right for these bonds with warrants and/or convertible bonds as well as on the cancellation of a Conditional Capital; resolution on the authorization to issue bonds with warrants and/or convertible bonds and to exclude the subscription right for these bonds with warrants and/or convertible bonds and simultaneous creation of a new Conditional Capital; amendment of the Articles of Association

		1,256,488	21.29	1,224,583 97.46%	31,905 2.54%	yes
No. 9	Authorization to acquire and use own shares pursuant to sec. 71 para. 1 no. 8 AktG, also subject to the exclusion of subscription rights	1,257,723	21.32	1,246,970 99.15%	10,753 0.85%	yes
No. 10	Election of a member of the Supervisory Board: Mrs. Kerstin von Diemar	1,263,028	21.41	1,254,878 99.35%	8,150 0.65%	yes